TASEKO MINES LIMITED
Suite 1020 - 800 West Pender Street
Vancouver, British Columbia V6C 2V6
Telephone: (604)684-6365 Fax: (604)684-8092

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

Take notice that the annual and special general meeting (the “Meeting”) of Shareholders of Taseko Mines Limited (the “Company”) will be held at The Terminal City Club, 837 West Hastings Street, Vancouver, BC, on March 22, 2006 at 1:30 p.m., local time, for the following purposes:

A.	Annual Matters

1.	To receive the report of the directors of the Company, the financial statements of the Company for its fiscal year ended September 30, 2005 and the report of the auditor thereon.

2.	To fix the number of directors of the Company at nine.

3.	To elect directors of the Company for the ensuing year.

4.	To appoint an auditor of the Company for the ensuing year and to authorize the directors to fix the auditor’s remuneration.

B.	Special Matters:

1.

Increase to Authorized Capital of Common Shares – To consider and if thought fit, approve an ordinary resolution to alter the Company’s Notice of Articles to provide for an unlimited number of Common Shares without par value.

2.

Alteration of Authorized Capital to Create Preferred Shares – To consider and if thought fit, approve an ordinary resolution to alter the Notice of Articles to create a new class of Preferred Shares, without a maximum authorized number, issuable in series, with special rights and restrictions applicable to the class which permit the directors to affix specific rights and restrictions to each series if, as and when issued.

3.

New Articles of Incorporation – If the Preferred Shares are approved, to consider and if thought fit, approve by special resolution the replacement of the Company’s Articles by new Articles to reflect the Preferred Shares class rights and restrictions and certain other matters described herein.

4.	Share Option Plan – To consider and if thought fit, approve by ordinary resolution, a 12% rolling share option plan, as more particularly set out in the attached Information Circular

C.	Other Matters

1.	To consider any permitted amendment to or variation of any matter identified in this Notice and to transact such other business as may properly come before the Meeting or any adjournment thereof.

An Information Circular and a copy of the consolidated comparative audited financial statements with related management discussion and analysis and the auditor’s report for the year ended September 30, 2005 accompany this Notice. The Information Circular contains further particulars of matters to be considered at the Meeting.

Shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares will be voted at the Meeting are requested to complete, date and sign the enclosed form of proxy and deliver it by fax, by hand or by mail in accordance with the instructions set out in the form of proxy and in the Information Circular. Shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy and in the Information Circular to ensure that their shares will be voted at the Meeting.

DATED at Vancouver, British Columbia, February 22, 2006.

BY ORDER OF THE BOARD

Russell E. Hallbauer
President and Chief Executive Officer